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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                          For the month of August, 2004
                         Commission File Number 0- 50822
                                                --------


                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)


     36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X           Form 40-F
                                    ------                   ------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                               ------                   ------


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This Form 6-K consists of:


Northwestern Mineral Ventures (TSX-V: NWT) is pleased to announce that the Standard & Poor's Editorial Board has approved Northwestern for inclusion in the S&P Market Access program. This premier program includes a full listing in S&P's Corporation Records, a recognized securities manual for Blue Sky/Manual Exemption trading in up to 37 states. In addition, Northwestern's corporate description has been published in Standard & Poor's Daily News Section.

Standard & Poor's will also initiate ongoing financial coverage of Northwestern as part of the S&P Market Access program. This includes exposure through the Standard and Poor's website (www.advisorinsight.com), which is accessed by millions of retail investors; S&P MarketScope, a real-time information source which is used daily by over 100,000 investment professionals and brokers; and the S&P Stock Guide database, which delivers key investment information to hundreds of thousands of investment professionals via Automatic Data Processing, Reuters, Bridge and other quotation vendors.

"This is an important component of our growth strategy as we strive to obtain a U.S. listing," said Kabir Ahmed, President & CEO of Northwestern Mineral Ventures. "Our inclusion in the S&P Corporation Records will enable investors in approximately 37 states to trade our stock without restrictions. This should assist the brokerage and investment communities in the United States in making a market for Northwestern shares and also increase our stock's liquidity."





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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     Northwestern Mineral Ventures Inc.




                                     By: /s/ Kabir Ahmed
                                     -------------------
                                          Kabir Ahmed
                                          President




Date: August 5, 2004